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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BOK Financial Corporation
(Name of Issuer)
Common Stock, Par Value $0.00006 Per Share
(Title of Class of Securities)
05561Q201
(CUSIP Number)
December 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05561Q201	Page	2	of	9

1	NAMES OF REPORTING PERSONS George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,880,919 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,880,919 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,880,919 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

CO — not for profit

CUSIP No.	05561Q201	Page	3	of	9

1	NAMES OF REPORTING PERSONS Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,901,869 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,901,869 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,901,869 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN

CUSIP No.	05561Q201	Page	4	of	9

1	NAMES OF REPORTING PERSONS Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,880,919 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,880,919 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,880,919 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN

CUSIP No.	05561Q201	Page	5	of	9

1	NAMES OF REPORTING PERSONS Phil Lakin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,880,919 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,880,919 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,880,919 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN

CUSIP No.	05561Q201	Page	6	of	9
Item 1 (a). Name of Issuer: BOK Financial Corporation
Item 1 (b). Address of Issuer’s Principal Executive Offices:
Bank of Oklahoma Tower
PO Box 2300
Tulsa, OK 74192
Item 2 (a). Name of Person Filing: This schedule 13G with respect to the Common Stock is filed by the George Kaiser Family Foundation (“GKFF”), Mr. Frederic Dorwart, Mr. Phil Frohlich, and Mr. Phil Lakin. The three named individuals are trustees of GKFF (the “Trustees”) and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by GKFF.
Item 2 (b). Address of Principal Business Office or, if none, Residence:
The address of the principal business office of GKFF is 7020 South Yale, Suite 220, Tulsa, OK, 74136.
The address of the principal business office of Mr. Dowart is 124 East Fourth Street, Tulsa, OK, 74103.
The address of the principal business office of Mr. Frohlich is 1924 South Utica, Suite 1120, Tulsa, OK, 74104.
The address of the principal business office of Mr. Lakin is 7030 South Yale, Suite 600, Tulsa, OK, 74136.
Item 2 (c). Citizenship: GKFF was organized, associated or formed under the laws of the State of Oklahoma. The Trustees are citizens of the United States of America.
Item 2 (d). Title of Class of Securities: Common Stock, par value $0.00006 per share
Item 2 (e). CUSIP No: 05561Q201
Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

CUSIP No.	05561Q201	Page	7	of	9
Item 4. Ownership:
The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 67,433,837 shares of Common Stock issued and outstanding as of September 30, 2008, as reported in BOK Financial Corporation’s Form 10-Q for the quarter ending September 30, 2008. 4,880,919 shares of BOK Financial Corporation are held directly by GKFF and deemed beneficially owned by the Trustees. The Trustees disclaim beneficial ownership of the shares held directly by GKFF. Mr. Dorwart owns 20,950 shares of BOK Financial Corporation directly.
A.	GKFF
(a)	Amount Beneficially Owned: 4,880,919 shares

(b)	Percent of Class: 7.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 4,880,919 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 4,880,919 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
B.	Frederic Dorwart
(a)	Amount Beneficially Owned: 4,901,869 shares

(b)	Percent of Class: 7.3%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 4,901,869 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 4,901,869 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
C.	Phil Frohlich
(a)	Amount Beneficially Owned: 4,880,919 shares

(b)	Percent of Class: 7.2%

CUSIP No.	05561Q201	Page	8	of	9
(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 4,880,919 shares
(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 4,880,919 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
D.	Phil Lakin
(a)	Amount Beneficially Owned: 4,880,919 shares

(b)	Percent of Class: 7.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 4,880,919 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 4,880,919 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.

CUSIP No.	05561Q201	Page	9	of	9
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2009

George Kaiser Family Foundation

By:	/s/ Frederic Dorwart Frederic Dorwart Power of Attorney

Frederic Dorwart

By:	/s/ Frederic Dorwart

Frederic Dorwart

Phil Frohlich

By:	/s/ Frederic Dorwart

Frederic Dorwart Power of Attorney

Phil Lakin

By:	/s/ Frederic Dorwart

Frederic Dorwart Power of Attorney
EXHIBIT INDEX
Exhibit 1. Joint Filing Agreement dated January 8, 2009 by and between George Kaiser Family Foundation, Frederic Dorwart, Phil Frohlich, and Phil Lakin.